-----------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                     (FINAL)
                                       TO
                                 SCHEDULE 14D-1

                             Tender Offer Statement
                         Pursuant to Section 14(d)(1) of
                       the Securities Exchange Act of 1934

                              SIGMA CIRCUITS, INC.
                            (Name of Subject Company)

                             TYCO INTERNATIONAL LTD.
                              T10 ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of class of securities)



                                    82655910
                      (CUSIP number of class of securities)

                    MARK H. SWARTZ, EXECUTIVE VICE PRESIDENT
                        C/O TYCO INTERNATIONAL (US) INC.
                                  ONE TYCO PARK
                           EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of Bidders)

                                 with a copy to:

                             JOSHUA M. BERMAN, ESQ.
                        KRAMER, LEVIN, NAFTALIS & FRANKEL
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                            TELEPHONE: (212) 715-9100

                                Page 1 of 6 pages
                       Exhibit Index is located on page 5

         T10 Acquisition Corp., a Delaware corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and Tyco hereby amend their Tender Offer Statement on Schedule 14D-1 dated June 5, 1998, as amended (the "Schedule 14D-1"), relating to the Purchaser's offer to purchase all the outstanding shares of Common Stock, par value $.001 per share (the "Shares"), of Sigma Circuits, Inc., a Delaware corporation (the "Company"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings set forth in the Schedule 14D-1.

ITEM 10.  ADDITIONAL INFORMATION.

         Item 10(f) is hereby amended to add the following:

         "The Offer of the Purchaser to purchase all outstanding Shares of the Company expired at 12:00 midnight, New York City time, on Thursday, July 2, 1998. The tendered Shares were accepted by the Purchaser for payment, subject to the terms of the Offer. Tyco issued a press release on July 6, 1998, in which it disclosed that the Depositary had informed it that an aggregate of 3,977,701 Shares, representing approximately 93.4% of all the outstanding Shares (including Shares subject to guaranteed delivery procedures), were tendered and not withdrawn prior to the Expiration Date.

         Certain statements in this document (including the exhibits hereto) are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements contained herein regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Purchaser and Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward looking statements include, among other things, overall economic and business conditions, the demand for the Purchaser's and Tyco's goods and services, competitive factors in the industries in which the Purchaser and Tyco compete, changes in government regulation and the timing, impact and other uncertainties of future acquisitions."

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(10)  Press release, issued July 6, 1998.

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 6, 1998


                                      TYCO INTERNATIONAL LTD.



                                      By:      /s/   Mark H. Swartz
                                               --------------------
                                               Name: Mark H. Swartz
                                               Title:  Executive Vice President

                                    SIGNATURE

         After due inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 6, 1998


                                      T10 ACQUISITION CORP.



                                      By:         /s/ Mark H. Swartz
                                                  ------------------
                                               Name:  Mark H. Swartz
                                               Title:  Vice President

                                  EXHIBIT INDEX


                                                                   Sequentially
Exhibit                                                            Numbered
Number            Description                                      Page
------            -----------                                      ----


(a)(10)           Press release issued on July 6, 1998                 6

FOR IMMEDIATE RELEASE                               CONTACT:
                                                    David P. Brownell
                                                    Senior Vice President
                                                    Tyco International (US) Inc.
                                                    (603) 778-9700


                  TYCO INTERNATIONAL COMPLETES TENDER OFFER FOR
                              SIGMA CIRCUITS, INC.

         Hamilton, Bermuda, July 6, 1998 -- Tyco International Ltd. (NYSE-TYC, LSE-TYI, BSX-TYC) announced today that the $10.50 per share cash tender offer for all outstanding common shares of Sigma Circuits, Inc. (NASDAQ-SIGA) ("Sigma") expired by its terms at 12:00 midnight, New York City time, on July 2, 1998.

         According to ChaseMellon Shareholder Services, L.L.C., the depositary, 3,977,701 common shares, representing approximately 93.4% of the outstanding common shares of Sigma, were tendered by shareholders (including shares subject to guaranteed delivery) prior to the offer's expiration.

         Tyco International Ltd., a diversified manufacturing and service company, is the world's largest manufacturer and installer of fire protection systems, the largest provider of electronic security services, and has strong leadership positions in disposable medical products, packaging materials, flow control products, electrical and electronic components and underwater telecommunications systems. The Company operates in more than 80 countries around the world and has expected annual revenues in excess of $13 billion.